MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

July 29, 2021

VIA EDGAR

Yoon Choo, Esq.

Senior Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Supplemental Comments Letter

Pacific Funds Series Trust

(File Nos. 333-61366, 811-10385)

Dear Ms. Choo:

This letter is being provided pursuant to our conversation on July 16, 2021, during which you provided comments on behalf of the U.S. Securities and Exchange Commission staff (“Staff”) regarding two responses that were contained in our letter dated July 12, 2021, which responded to comments from the Staff on post-effective amendment No. 162 to the registration statement of Pacific Funds Series Trust (“Registrant”). Set forth below are the Staff’s follow-up comments followed by Registrant’s responses.

Comment on Reply to Comment #6(ii): Principal Investment Strategies – ESG Criteria: Please supplementally inform the Staff what percentage of the Fund’s portfolio (not “performance”) is expected to be evaluated under ESG Criteria.

Response: Because the ESG Criteria are used to effectuate the Fund’s ESG strategy, analogous to how value or growth criteria might be utilized by a mutual fund that employs a value or growth strategy, and not to define a particular type of investment or investments, the Fund does not, in fact, apply the criteria to a predefined portion of its assets, but rather, utilizes the criteria in the execution of its overall strategy, subject to the previously articulated data constraints applicable to certain types of investments, which are disclosed. Based on the manager’s current outlook regarding available investment opportunities and existing data limitations, portfolio holdings that are evaluated using ESG Criteria as part of the investment selection process are generally expected to comprise at least 80% of the Fund’s assets.

Pacific Funds – Response Letter

July 29, 2021

Comment on Reply to Comment #17: Non-Fundamental Summaries of Current Legal Requirements and Interpretations Related to Certain Fundamental Investment Restrictions: Please note that a Fund (that operates as a fund of funds) and its investment adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining when the Fund is in compliance with its concentration policies. The Staff does not agree that considering the existence of a concentration policy of each underlying investment company when determining the Fund’s own concentration policy is reasonable and appropriate and achieves the same goal sought by the Staff. Specifically, an underlying fund’s concentration policy does not tell the Fund the percentage of the underlying fund’s investments in the industry in question, nor does the absence of a concentration policy indicate that an underlying fund does not have a significant percentage (though less than 25%) of investments in a particular industry. To the extent the Fund has timely access to portfolio information on the underlying affiliated and unaffiliated funds in which they invest, the Fund should take that information into account when determining whether the Fund is in compliance with its own concentration policy.

Response: Registrant has considered the Staff’s follow-up comment and believes that Registrant does take into consideration the securities that a Fund has purchased, specifically the shares of affiliated and unaffiliated underlying investment companies, for the purposes of determining a Fund’s concentration policy when it considers that underlying investment company’s concentration policy. Registrant takes the position that a security purchased by an affiliated or unaffiliated underlying investment company is not a security purchased by a Fund for purposes of the Fund’s concentration policy. Accordingly, Registrant reiterates its response to Comment #17, restated here: In response to prior Staff comments, Registrant added disclosure that a Fund that operates as a fund of funds will consider the investments of all investment companies in which that Fund invests by considering the existence of a concentration policy of each such investment company when determining compliance with the Fund’s own concentration policy. Registrant believes its current approach is reasonable and appropriate, and achieves the same goal sought by the Staff.

In addition, Registrant believes that it appropriately discloses material risks to which a Fund is expected to be exposed, including through indirect exposures to underlying fund holdings. Registrant therefore respectfully declines to make the requested change.

If you have any questions or further comments please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Audrey L. Cheng, Esq., Pacific Life Insurance Company

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Sullivan & Worcester LLP